UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of April, 2004

ROYAL CARIBBEAN CRUISES LTD.

(Translation of registrant's name into English)

1050 Caribbean Way, Miami, Florida 33132

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

ROYAL CARIBBEAN CRUISES LTD.

INDEX TO QUARTERLY FINANCIAL REPORT

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands, except per share data)

	First Quarter Ended March 31,	
	2004	**2003**
Passenger ticket revenues	$ 790,093	$653,130
Onboard and other revenues	271,591	227,034
Total revenues	1,061,684	880,164
Operating expenses		
Commissions, transportation and other	203,904	159,631
Onboard and other	57,883	50,542
Payroll and related	115,942	101,381
Food	65,836	57,723
Other operating	210,834	183,292
Total operating expenses	654,399	552,569
Marketing, selling and administrative expenses	150,238	123,984
Depreciation and amortization expenses	96,579	88,669
Operating Income	160,468	114,942
Other income (expense)		
Interest income	1,449	1,105
Interest expense, net of capitalized interest	(75,740)	(64,884)
Other income (expense)	9,669	2,011
	(64,622)	(61,768)
Net Income	$ 95,846	$ 53,174
EARNINGS PER SHARE:		
Basic	$ 0.49	$ 0.28
Diluted	$ 0.47	$ 0.27
WEIGHTED-AVERAGE SHARES OUTSTANDING:		
Basic	197,425	193,029
Diluted	216,000	194,905

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of	
	March 31, 2004	**December 31, 2003**
	(unaudited)	
ASSETS		
Current Assets		
Cash and cash equivalents..	$ 552,997	$ 330,086
Trade and other receivables, net	88,206	89,489
Inventories..	56,628	53,277
Prepaid expenses and other assets..	109,084	101,698
Total current assets	806,915	574,550
Property and Equipment — at cost less accumulated depreciation and amortization...	9,938,965	9,943,495
Goodwill — less accumulated amortization of $138,606................	278,561	278,561
Other Assets	534,036	526,136
	$11,558,477	$11,322,742
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Current portion of long-term debt...	$ 314,265	$ 315,232
Accounts payable	194,781	187,756
Accrued expenses and other liabilities...	255,868	271,944
Customer deposits	879,795	729,595
Total current liabilities...	1,644,709	1,504,527
Long-Term Debt	5,509,907	5,520,572
Other Long-Term Liabilities...	38,026	34,746
Commitments and Contingencies (Note 6)		
Shareholders' Equity		
Common stock ($.01 par value; 500,000,000 shares authorized; 198,304,185 and 196,106,658 shares issued)	1,983	1,961
Paid-in capital	2,143,357	2,100,612
Retained earnings...	2,232,310	2,162,195
Accumulated other comprehensive (loss) income	(3,958)	5,846
Treasury stock (566,298 and 556,212 common shares at cost)	(7,857)	(7,717)
Total shareholders' equity...	4,365,835	4,262,897
	$11,558,477	$11,322,742

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	First Quarter Ended March 31,	
	2004	**2003**
OPERATING ACTIVITIES		
Net income	$ 95,846	$ 53,174
Adjustments:		
Depreciation and amortization	96,579	88,669
Accretion of original issue discount	12,610	11,941
Changes in operating assets and liabilities:		
Increase in trade and other receivables, net	(702)	(14,132)
Increase in inventories	(3,181)	(7,374)
Increase in prepaid expenses and other assets	(35,174)	(16,778)
Increase (decrease) in accounts payable	5,821	(6,160)
Decrease in accrued expenses and other liabilities	(9,566)	(16,571)
Increase in customer deposits	149,986	32,457
Other, net	1,599	1,175
Net cash provided by operating activities	313,818	126,401
INVESTING ACTIVITIES		
Purchases of property and equipment	(79,182)	(42,269)
Other, net	12,326	(10,131)
Net cash used in investing activities	(66,856)	(52,400)
FINANCING ACTIVITIES		
Repayments of long-term debt, net	(24,961)	(133,266)
Dividends	(28,460)	(25,095)
Proceeds from exercise of stock options	42,158	875
Other, net	(12,788)	(8,286)
Net cash used in financing activities	(24,051)	(165,772)
Net Increase (Decrease) in Cash and Cash Equivalents	222,911	(91,771)
Cash and Cash Equivalents at Beginning of Period	330,086	242,584
Cash and Cash Equivalents at End of Period	$552,997	$150,813
Supplemental Disclosure		
Cash paid during the year for:		
Interest, net of amount capitalized	$ 62,255	$ 63,851

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

As used in this document, the terms "Royal Caribbean," "company," "we," "our" and "us" refer to Royal Caribbean Cruises Ltd., the term "Celebrity" refers to Celebrity Cruise Lines Inc. and the terms "Royal Caribbean International" and "Celebrity Cruises" refer to our two cruise brands. In accordance with cruise industry practice, the term "berths" is determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.

Note 1--Basis for Preparation of Consolidated Financial Statements

We believe the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. Our revenues are seasonal and results for interim periods are not necessarily indicative of results for the entire year.

The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for 2003.

Commencing with our annual report on Form 20-F for the year ended December 31, 2003, we changed the reporting format of our consolidated statements of operations to separately present our significant sources of revenue and their directly related variable costs and expenses. We have also separately identified certain ship operating expenses, such as payroll and related expenses and food costs. All prior periods were reclassified to conform to the current year presentation.

Note 2--Summary of Significant Accounting Policies

Stock-Based Compensation

We use the intrinsic value method to account for stock-based employee compensation. The following table illustrates the effect on net income and earnings per share as if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to such compensation (in thousands, except per share data):

	First Quarter Ended March 31,	
	2004	**2003**
Net income, as reported	$95,846	$53,174
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards	(1,470)	(3,748)
Pro forma net income for basic earnings per share	$94,376	$49,426
Earnings per share:		
Basic – as reported	$ 0.49	$ 0.28
Basic – pro forma	$ 0.48	$ 0.26
Diluted – as reported	$ 0.47	$ 0.27
Diluted – pro forma	$ 0.46	$ 0.25

Note 3--Earnings Per Share

A reconciliation between basic and diluted earnings per share is as follows (in thousands, except per share data):

	First Quarter Ended March 31,	
	2004	2003
Net income	$ 95,846	$ 53,174
Interest on dilutive convertible notes	4,882	-
Net income for diluted earnings per share	$100,728	$ 53,174
Weighted-average common shares outstanding	197,425	193,029
Dilutive effect of stock options	4,741	1,876
Dilutive effect of convertible notes	13,834	-
Diluted weighted-average shares outstanding	216,000	194,905
Basic earnings per share	$ 0.49	$ 0.28
Diluted earnings per share	$ 0.47	$ 0.27

Our diluted earnings per share computation for the first quarters ended March 31, 2004 and 2003 did not include 17.7 million shares of our common stock issuable upon conversion of our Liquid Yield Option™ Notes, as our common stock was not issuable under the contingent conversion provisions of this debt instrument. Options to purchase 1.7 million and 8.8 million shares for the first quarters of 2004 and 2003, respectively, were not included in the computation of diluted earnings per share because the effect of including them would have been antidilutive.

Note 4--Long-Term Debt

As of February 17, 2004, the commitment amount under our unsecured revolving credit facility due 2008 increased to $1.0 billion from $780.0 million at December 31, 2003. The other terms of the facility were unchanged. In January 2004, we entered into an eight-year, $200.0 million unsecured term loan, at LIBOR plus 1.75%, which can be drawn any time prior to July 1, 2004.

Note 5--Shareholders' Equity

During the quarters ended March 31, 2004 and 2003, we declared cash dividends on common shares of $0.13 per share.

Note 6--Commitments and Contingencies

Capital Expenditures. As of March 31, 2004, we had two ships on order for an additional capacity of approximately 5,712 berths. The aggregate cost of the two ships is approximately $1.3 billion, of which we have deposited $126.6 million as of March 31, 2004. We anticipate that overall capital expenditures will be approximately $0.7 billion, $0.4 billion and $0.9 billion for 2004, 2005 and 2006, respectively.

Litigation. We are routinely involved in claims typical within the cruise industry. The majority of these claims is covered by insurance. We believe the outcome of such claims, net of expected insurance recoveries, is not expected to have a material adverse effect upon our financial condition, results of operations or liquidity.

Other. Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, increased lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification is probable.

Under the *Brilliance of the Seas* operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates and capital allowance deductions. These indemnifications could result in an increase in our lease payments. We are unable to estimate the maximum potential increase in such lease payments due to the various circumstances, timing or combination of events that could trigger such indemnifications. Under current circumstances we do not believe an indemnification is probable.

As of March 31, 2004, our future minimum lease payments under noncancelable operating leases primarily for a ship, land, office and warehouse facilities, computer equipment and motor vehicles were as follows (in thousands):

Year	
2004	$ 36,550
2005	47,807
2006	45,862
2007	44,782
2008	44,596
Thereafter	456,258
	$675,855

If A. Wilhelmsen AS. and Cruise Associates, our two principal shareholders, cease to own a specified percentage of our common stock, we may be obligated to prepay indebtedness outstanding under the majority of our credit facilities, which we may be unable to replace on similar terms. If this were to occur, it could have an adverse impact on our liquidity and operations.

Note 7--Comprehensive Income

Comprehensive income includes net income and changes in the fair value of derivative instruments that qualify as cash flow hedges. The cumulative changes in fair value of the derivatives are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions are realized and recognized in earnings. Comprehensive income was as follows (in thousands):

	First Quarter Ended March 31,	
	2004	**2003**
Net income	$95,846	$53,174
Changes related to cash flow derivative hedges	(9,804)	(1,797)
Total comprehensive income	$86,042	$51,377

Note 8--Subsequent Events

On April 22, 2004, we took delivery of *Jewel of the Seas*, a Radiance-class ship with 2,112 berths, for the Royal Caribbean International fleet and made a final payment to the shipyard of $348.0 million.

On April 13, 2004, the commitment amount under our eight-year, $200.0 million unsecured term loan, at LIBOR plus 1.75% was increased to $225.0 million. The other terms of the facility were unchanged.

ROYAL CARIBBEAN CRUISES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

- general economic and business conditions,

- vacation industry competition, including cruise industry competition,

- changes in vacation industry capacity, including cruise capacity,

- the impact of tax laws and regulations affecting our business or our principal shareholders,

- the impact of changes in other laws and regulations affecting our business,

- the impact of pending or threatened litigation,

- the delivery of scheduled new ships,

- emergency ship repairs,

- incidents involving cruise ships,

- reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service,

- changes in our stock price, interest rates or oil prices, and

- weather.

The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This report should be read in conjunction with our annual report on Form 20-F for the year ended December 31, 2003.

Critical Accounting Policies

On April 14, 2004, the Financial Accounting Standards Board decided not to approve the proposed Statement of Position ("SOP"), "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment;" instead, the issues addressed by the SOP will be included in the short-term international convergence project in 2005. We will continue to monitor progress on this project to determine the impact, if any, on our results of operations or financial position.

Terminology

Available Passenger Cruise Days represent double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Cruise Costs represent total operating expenses and marketing, selling and administrative expenses.

Gross Yields represent total revenues per Available Passenger Cruise Day.

Net Cruise Costs represent payroll and related, food and other operating expenses (each of which are described below under the *Results of Operations* heading) and marketing, selling and administrative expenses. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs to be the most relevant indicator of our performance. We have not provided a quantitative reconciliation of projected Gross Cruise Costs to projected Net Cruise Costs due to the significant uncertainty in projecting the costs deducted to arrive at this measure. We utilize Net Cruise Costs to manage our business on a day-to-day basis and believe it is a more relevant measure of our performance. As such, we do not believe that reconciling information is meaningful.

Net Yields represent total revenues less commissions, transportation and other, and onboard and other expenses (each of which are described below under the *Results of Operations* heading) per Available Passenger Cruise Day. We utilize Net Yields for revenue management purposes and believe that it is the most relevant measure of our pricing performance. We have not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. We utilize Net Yields to manage our business on a day-to-day basis and believe it is a more relevant measure of our performance. As such, we do not believe that reconciling information is meaningful.

Occupancy Percentage, in accordance with cruise industry practice, is calculated by dividing Passenger Cruise Days by Available Passenger Cruise Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Passenger Cruise Days represent the number of passengers carried for the period multiplied by the number of days of their respective cruises.

Results of Operations

Commencing with our annual report on Form 20-F for the year ended December 31, 2003, we changed the reporting format of our consolidated statements of operations to separately present our significant sources of revenue and their directly related variable costs and expenses. We have also separately identified certain ship operating expenses, such as payroll and related expenses and food costs. In connection with this change, we have included port costs that vary with passenger head counts in the expense category attributable to passenger ticket revenues, which resulted in a change to Net Yields. All prior periods were reclassified to conform to the current year presentation.

Our revenues consist of the following:

Passenger ticket revenues consist of revenue recognized from the sale of passenger tickets and the sale of air transportation to our ships.

Onboard and other revenues consist primarily of revenues from the sale of goods and/or services onboard our ships, cancellation fees, sales of vacation protection insurance and pre and post tours. Also included are revenues we receive from independent third party concessionaires that pay us a percentage of their revenues in exchange for the right to provide selected activities onboard our ships.

Our operating expenses consist of the following:

Commissions, transportation and other expenses consist of those costs directly associated with passenger ticket revenues, including travel agent commissions, air and other transportation expenses, port costs that vary with passenger head counts and related credit card fees.

Onboard and other expenses consist of the direct costs associated with onboard and other revenues. These costs include the cost of products sold onboard our ships, vacation protection insurance premiums, costs associated with pre and post tours and related credit card fees. Concession revenues have minimal costs associated with them, as the costs related to these activities are incurred by the concessionaires.

Payroll and related expenses consist of costs for shipboard personnel, including officers, crew, hotel and administrative employees.

Food expenses include food costs for both passengers and crew.

Other operating expenses consist of operating costs such as fuel, repairs and maintenance, port costs that do not vary with passenger head counts, insurance, entertainment and all other operating costs.

We do not allocate payroll and related costs, food costs or other operating costs to the expense categories attributable to passenger ticket revenues or onboard and other revenues since they are incurred to provide the total cruise vacation experience.

Summary

The following table presents operating data as a percentage of total revenues:

	First Quarter Ended March 31,	
	2004	**2003**
Passenger ticket revenues	74.4	74.2
Onboard and other revenues	25.6	25.8
Total revenues	100.0%	100.0%
Operating expenses		
Commissions, transportation and other	19.2	18.1
Onboard and other	5.4	5.8
Payroll and related	10.9	11.5
Food	6.2	6.6
Other operating	19.9	20.8
Total operating expenses	61.6	62.8
Marketing, selling and administrative expenses	14.2	14.1
Depreciation and amortization expenses	9.1	10.1
Operating Income	15.1	13.0
Other income (expense)	(6.1)	(7.0)
Net Income	9.0%	6.0%

Our revenues are seasonal based on the demand for cruises. Demand is strongest for cruises during the summer months.

Unaudited selected statistical information is shown in the following table:

	First Quarter Ended March 31,	
	2004	**2003**
Passengers Carried	829,472	696,170
Passenger Cruise Days	5,512,049	4,743,164
Available Passenger Cruise Days	5,289,536	4,663,592
Occupancy Percentage	104.2%	101.7%

Outlook

On April 21, 2004, we announced that we expected Net Yields for the second quarter of 2004 to increase in the range of 9% to 11% compared to the second quarter of 2003. Prior year political disruptions and limited visibility makes forecasting Net Yields for the second half of the year more difficult. Assuming there are no external shocks and current booking trends continue, we expect Net Yields for the full year 2004 will increase in the range of 5% to 7% from the prior year.

We also announced on April 21, 2004 that we expected Net Cruise Costs, on a per Available Passenger Cruise Day basis, to increase in the range of 1% to 2% from the prior year. However, the timing of this increase is not evenly spread throughout the year. Due primarily to higher marketing and fuel expenses, we estimate that Net Cruise Costs, on a per Available Passenger Cruise Day basis, for the second quarter of 2004 will increase at a rate higher than that experienced in the first quarter of 2004. The increase in marketing expenses for the second quarter of 2004 is driven by the fact that we suspended a significant amount of advertising activities at the start of the Iraq war and did not return to normal levels until late in the second quarter of 2003. For the second half of the year, we expect Net Cruise Costs per Available Passenger Cruise Day to be roughly flat as compared to the same period in 2003.

Based upon these expectations, we continue to anticipate 2004 earnings per share to be in the range of $2.10 to $2.30.

Our zero coupon convertible notes became convertible during the first quarter of 2004. (See Note 3--Earnings Per Share.) These notes are convertible and will remain so for the second, third and fourth quarters of 2004 provided the share price of our common stock closes above $34.68, $35.09 and $35.50, respectively, for 20 days out of the last 30 trading days of each quarter. The aforementioned earnings per share estimate assumes that these notes remain convertible throughout the year and dilute earnings per share by approximately $0.06.

In addition to the zero coupon convertible notes, our Liquid Yield Option™ Notes are not currently convertible but become so during the second, third and fourth quarters of 2004 if the share price of our common stock closes above $46.08, $46.64 and $47.20, respectively, for 20 days out of the last 30 trading days of each quarter. The 2004 earnings per share estimate does not assume that these notes become convertible. In the event that these notes become convertible for the remainder of the year, diluted earnings per share would be further reduced by approximately $0.02.

Revenues

Passenger ticket revenues increased 21.0% in the first quarter of 2004 compared to the same period in 2003. The increase in passenger ticket revenues was primarily due to a 13.4% increase in capacity and an increase in cruise ticket prices. The increase in capacity was primarily associated with the additions of *Serenade of the Seas* and *Mariner of the Seas* in the second half of 2003. In the first quarter of 2003, capacity was impacted by the cancellation of five weeks of sailings due to the unanticipated drydock of a ship. The increase in cruise ticket prices was attributable to improved consumer sentiment towards leisure travel. Occupancy in the first quarter of 2004 was 104.2% compared to 101.7% for the same period in 2003.

Onboard and other revenues increased 19.6% in the first quarter of 2004 compared to the same period in 2003. The increase was primarily attributable to the increase in capacity mentioned above. Included in onboard and other revenues were concession revenues of $46.8 million and $38.0 million in the first quarters of 2004 and 2003, respectively.

Gross Yields and Net Yields for the first quarter of 2004 increased 6.3% and 5.3%, respectively, compared to the same period in 2003, primarily due to an increase in cruise ticket prices and occupancy. Gross Yields increased more than Net Yields due to a higher percentage of passengers choosing to book their air passage through us.

Expenses

Operating expenses increased 18.4% in the first quarter of 2004 compared to the same period in 2003. The increase was primarily attributable to costs associated with an increase in capacity as discussed below.

Commission, transportation and other expenses increased 27.7% in the first quarter of 2004 compared to the same period in 2003. The increase was primarily due to costs associated with an increase in capacity and increased commission expenses associated with higher cruise ticket prices.

Onboard and other expenses increased 14.5% in the first quarter of 2004 compared to the same period in 2003. The increase was primarily due to an increase in onboard costs of sales associated with higher onboard revenues. Onboard costs of sales decreased to 17.9% of onboard revenue in the first quarter of 2004 from 18.2% of onboard revenue for the same period in 2003.

Payroll and related expenses, food expenses and other operating expenses increased 14.4%, 14.1% and 15.0%, respectively, in the first quarter of 2004 compared to the same period in 2003, primarily due to an increase in capacity.

Marketing, selling and administrative expenses increased 21.2% in the first quarter of 2004 compared to the first quarter of 2003. The increase was primarily attributable to an increase in general and administrative costs associated with increased booking activities, an expansion of our sales force and information technology projects. On a per Available Passenger Cruise Day basis, marketing, selling and administrative expenses in the first quarter of 2004 increased 6.8% from the same period in 2003.

Net Cruise Costs per Available Passenger Cruise Day increased 2.6% in the first quarter of 2004 compared to the same period in 2003. The increase was primarily attributable to an increase in marketing, selling and administrative expenses, as discussed above.

Depreciation and amortization expenses increased 8.9% in the first quarter of 2004 compared to the same period in 2003. The increase was primarily due to incremental depreciation associated with the addition of two new ships in 2003.

Other Income (Expense)

Gross interest expense increased to $77.6 million in the first quarter of 2004 from $68.7 million for the same period in 2003. The increase was primarily attributable to a higher average debt level. Capitalized interest decreased to $1.9 million in the first quarter of 2004 from $3.8 million in the first quarter of 2003 due to a lower average level of investment in ships under construction.

Liquidity and Capital Resources

Sources and Uses of Cash

Net cash provided by operating activities was $313.8 million for the first quarter of 2004 compared to $126.4 million for the same period in 2003. The increase was primarily due to an increase in customer deposits and net income.

Our capital expenditures were $79.2 million for the first quarter of 2004 compared to $42.3 million for the same period in 2003. Capital expenditures for the first quarters of 2004 and 2003 were primarily related to ships under construction.

During the first quarter of 2004, we received $42.2 million in connection with the exercise of common stock options and we paid quarterly cash dividends on our common stock of $28.5 million.

Capitalized interest decreased to $1.9 million in the first quarter of 2004 from $3.8 million in 2003 due to a lower average level of investment in ships under construction.

Future Capital Commitments

With delivery of *Jewel of the Seas* in the second quarter of 2004, we have one ship on order for an additional capacity of approximately 3,600 berths with a scheduled delivery in the second quarter of 2006. We have an option, exercisable through August 2004, to purchase an additional Ultra-Voyager ship for delivery, subject to certain conditions, in 2007. The option has a price of approximately 0.6 billion euros, excluding ancillary costs.

The cost of the Ultra-Voyager ship is approximately $0.8 billion, of which we have deposited $67.1 million as of March 31, 2004. We anticipate overall capital expenditures will be approximately $0.7 billion, $0.4 billion and $0.9 billion for 2004, 2005 and 2006, respectively.

Other

As of March 31, 2004, we had $5.8 billion of long-term debt of which $0.3 billion is due during the twelve-month period ending March 31, 2005.

We are obligated under noncancelable operating leases primarily for a ship, land, office and warehouse facilities, computer equipment and motor vehicles. As of March 31, 2004, our future minimum lease payments under noncancelable operating leases aggregated to $675.9 million due through 2028. (See Note 6--*Commitments and Contingencies.*)

Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, increased lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification is probable.

Under the *Brilliance of the Seas* operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates and capital allowance deductions. These indemnifications could result in an increase in our annual lease payments. We are unable to estimate the maximum potential increase in such lease payments due to the various circumstances, timing or combination of events that could trigger such indemnifications. Under current circumstances we do not believe an indemnification is probable.

As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

Funding Sources

As of March 31, 2004, our liquidity was $1.8 billion consisting of approximately $0.6 billion in cash and cash equivalents, $1.0 billion available under our unsecured revolving credit facility and $0.2 billion available under our unsecured term loan. (See Note 4--*Long-Term Debt*.) Capital expenditures, scheduled debt payments and potential obligations under our zero coupon convertible notes and Liquid Yield Option™ Notes will be funded through a combination of cash flows from operations, drawdowns under our available credit facilities, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. There can be no assurances that cash flows from operations and additional financing from external sources will be available in accordance with our expectations.

Our financing agreements contain covenants that require us, among other things, to maintain minimum net worth, and fixed charge coverage ratio and limit our debt to capital ratio. We were in compliance with all covenants as of March 31, 2004.

If A. Wilhelmsen AS. and Cruise Associates, our two principal shareholders, cease to own a specified percentage of our common stock, we may be obligated to prepay indebtedness outstanding under the majority of our credit facilities, which we may be unable to replace on similar terms. If this were to occur, it could have an adverse impact on our liquidity and operations.

We believe our existing credit facilities, cash flows from operations and our ability to obtain new borrowings and/or raise new capital will be sufficient to fund operations, debt payment requirements and capital expenditures over the next twelve-month period.

Controls and Procedures

We carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report and concluded that those controls and procedures were effective.

We have designed our disclosure controls and procedures to provide a reasonable level of assurance of reaching our desired control objectives. We believe our disclosure controls and procedures are effective in reaching that level of assurance. However, in designing and evaluating the disclosure controls and procedures, we recognize that controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that our controls will succeed in achieving their stated goals under all possible conditions.

INCORPORATION BY REFERENCE

This report on Form 6-K, other than the attachments furnished pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States code, is hereby incorporated by reference in registrant's Registration Statement on Form F-3 (File No. 333-56058) filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD.
(Registrant)

Date: April 29, 2004

/s/ Luis E. Leon
Luis E. Leon
Chief Financial Officer

CERTIFICATIONS

I, Richard D. Fain, certify that:

1. I have reviewed this report on Form 6-K of Royal Caribbean Cruises Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986.]

    c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: April 29, 2004

/s/ RICHARD D. FAIN
Richard D. Fain
Chief Executive Officer

CERTIFICATIONS

I, Luis E. Leon, certify that:

1. I have reviewed this report on Form 6-K of Royal Caribbean Cruises Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986.]

    c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: April 29, 2004

/s/ LUIS E.LEON
Luis E. Leon
Chief Financial Officer

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Ladies and Gentlemen:

The certification set forth below is being furnished voluntarily, pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Richard D. Fain, the Chief Executive Officer and Luis E. Leon, Chief Financial Officer, of Royal Caribbean Cruises Ltd. (the "Company") each certifies to his knowledge as follows with respect to the Company's Quarterly Financial Report for the First Quarter of 2004 to which this letter is attached (the "Report"):

1. the Report fully complies with the applicable reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

2. the information contained in the Report fairly presents in all material respects the financial condition and results of operations of the Company.

/s/ RICHARD D. FAIN
Richard D. Fain
Chief Executive Officer

/s/ LUIS E. LEON
Luis E. Leon
Chief Financial Officer